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                                  EXHIBIT 9(g)



                                  AMENDMENT TO
                          EXPENSE LIMITATION AGREEMENT


        AMENDMENT TO EXPENSE LIMITATION AGREEMENT, made as of the 1st day of January, 1998, by and between Pacific Global Fund, Inc., a Maryland corporation doing business as Pacific Advisors Fund Inc. (the "Corporation"), on behalf of the Balanced Fund (the "Fund"), and Pacific Global Investment Management Company, a California corporation (the "Investment Manager").


                              W I T N E S S E T H:

        WHEREAS, the Corporation, on behalf of the Fund, and the Investment Manager have entered into an Investment Management Agreement, dated October 16, 1992, pursuant to which the Investment Manager will render investment management and advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and


        WHEREAS, the Corporation, on behalf of the Fund, and the Investment Manager have entered into an Expense Limitation Agreement, made as of the 17th day of November, 1997 (the "Expense Limitation Agreement"), pursuant to which the Investment Manager has agreed, among other things, to reduce its investment advisory fee for certain periods of time; and

        WHEREAS, the Corporation and the Investment Manager have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain Fund expenses at a level below the level to which the Fund would normally be subject during its start-up period.

        NOW THEREFORE, the parties hereto agree as follows:

1. Paragraph 1 of the Expense Limitation Agreement is hereby amended to read as follows:

                During the Fund's fiscal years ending December 31, 1997, and December 31, 1998, the Investment Manager will reduce its investment advisory fee by a percentage equal to the investment management fee rate paid to the Fund's sub-adviser, which currently equals 0.40% of average daily net assets. In addition, for the Fund's fiscal quarter ending March 31, 1997, the Investment Manager has waived the remainder of its investment advisory fee. At any time upon 30 days' notice to the Fund, the Investment Manager may terminate its obligations hereunder to make fee waivers.

2. This Amendment shall not change any other term or provision of the Expense Limitation Agreement and such other terms and provisions shall remain in full force

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        and effect.

3. Except as otherwise stated herein, capitalized terms used herein shall have the meaning set forth in the Expense Limitation Agreement.

        IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be herewith affirmed, as of the day and year first above written.


ATTEST:                                 PACIFIC GLOBAL FUND, INC.
                                        d/b/a PACIFIC ADVISORS FUND INC.
                                        ON BEHALF OF THE BALANCED FUND



                                        By:
Secretary

ATTEST:                                 PACIFIC GLOBAL INVESTMENT
                                        MANAGEMENT COMPANY


                                        By:
Secretary